FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of April 2002 (April 11, 2002)

THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a press release of Fox Entertainment Group, Inc. ("FEG"),an indirect, approximately 85% owned subsidiary of The News Corporation Limited dated April 10, 2002.






















SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	April 11, 2002			By:	/s/ Arthur M. Siskind
						Arthur M. Siskind
						Director















































EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of FEG
	dated April 10, 2002.						6




















































EXHIBIT A



For Immediate Release            Contacts:  Media: Andrew Butcher 212 852 7070
			         	    Investors: Reed Nolte  212 852 7092

Fox Entertainment Group Files Universal Shelf For Up To
$2.5 Billion In Securities


New York, NY, April 10, 2002: Fox Entertainment Group today filed a universal shelf registration statement with the Securities and Exchange Commission (SEC) to issue up to $2.5 billion of equity or debt securities to the public.

The registration statement allows the Company flexibility as to the type of securities it could choose to sell, including Class
A common stock and debt securities, and will enable the Company to react quickly to market opportunities as they arise.

Copies of the registration statement and the Company's other SEC filings are available at http://www.sec.gov.

The registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Fox Entertainment Group, Inc., 85% owned by The News Corporation
Limited (NYSE: NWS, NWS.A), is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. Fox had total assets as of December 31, 2002 of approximately US$24.3 billion and total annual revenues of approximately US$9 billion. The Company's studios, production facilities and film and television library provide high-quality creative content, and the Company's broadcasting and cable networks provide extensive distribution platforms for the Company's programs.